

Mail Stop 6010

September 11, 2008

Mr. Joseph A. Turek
Chief Executive Officer
M-Wave, Inc.
1300 Norwood Avenue
Itasca, Illinois 60143

   RE: **M-Wave, Inc.**
     Form 10-KSB for the fiscal year ended December 31, 2007
     Filed March 31, 2008
     File No. 0-19944

Dear Mr. Turek:

   In connection with our financial statement only review of M-Wave, Inc.'s 2007 Form 10-KSB and subsequent Exchange Act filings, we have the following additional accounting comments.

Form 10-Q for the Quarter Ended June 30, 2008

Item 4T: Controls and Procedures, page 22

Evaluation of Disclosure Controls and Procedures, page 17

1. Please refer to prior comment 2. Please tell us when you intend to amend the Form 10-KSB for the fiscal year ended December 31, 2007 to revise your disclosure regarding your evaluation of disclosure controls and procedures.

2. Please refer to prior comment 3. We note you are in the process of evaluating your options in completing the work at an "economical cost" and believe you can complete the assessment on or before March 31, 2009. We ask that you complete your evaluation and amend your filing within 10 calendar days to provide the required management's report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at
- http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela J. Crane
Accounting Branch Chief